UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-52930
CUSIP Number:  98584G 102

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:   Yinlips Technology, Inc.

Former Name if Applicable:             SRKP 17, Inc.

Address of Principal Executive Office (Street and Number):   Building 3, Baiwangxin Hi-tech Industrial District 1, Nanshan District
City, State and Zip Code:   Shenzhen, Guangdong, People’s Republic of China

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR ,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not prepare, review, and complete its Quarterly Report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures.  The Registrant will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Zhao Zifeng	(86)	755-2601-8046
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ending December 31, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In October 2008, the Registrant closed a transaction pursuant to which it became the 100% parent of Podium Technology Limited, a company organized in the British Virgin Islands (“Podium”) and assumed the operations of Podium and its wholly-owned subsidiary, Yinlips Digital Technology (Shenzhen) Co., Ltd., a company organized under the laws of the People’s Republic of China, which is engaged in the design, manufacture and marketing of CRT, LCD and a series of portable electronic devices.  As the financial statements that will be included in the Registrant’s Annual Report on Form 10-Q will be the consolidated financials of Yinlips Technology, Inc. (formerly SRKP 17, Inc.), it is anticipated that there will be a significant change in results of operations from the results reported by the Registrant for the corresponding period ending March 31, 2008.

Yinlips Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	By:	/s/ Zhao Zifeng
Zhao Zifeng
Chief Executive Officer and
Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).